SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549



                                 Form 11-K



               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 1996


                       Commission File Number 1-8097


                             ENSCO Savings Plan
                          (Full title of the plan)



                      ENSCO International Incorporated
                            2700 Fountain Place
                              1445 Ross Avenue
                          Dallas, Texas 75202-2792
         (Name and address of principal executive office of issuer)

The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       ENSCO Savings Plan


Date :   June 27, 1997                 /S/ WILLIAM S. CHADWICK, JR.
                                       ---------------------------------
                                       By: William S. Chadwick, Jr.
                                           Plan Administrator



                             ENSCO SAVINGS PLAN

    TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION



                                                                   Page
                                                                   ____
Financial Statements:

  Report of Independent Accountants                                  1

  Statement of Net Assets Available for Plan Benefits, with
    Fund Information - December 31, 1996                             2

  Statement of Net Assets Available for Plan Benefits, with
    Fund Information - December 31, 1995                             3

  Statement of Changes in Net Assets Available far Plan Benefits,
    with Fund Information - Year Ended December 31, 1996             4

  Notes to Financial Statements                                      5


Additional Information:

  Schedule I  -  Schedule of Assets Held for Investment Purposes    11

  Schedule II -  Schedule of Reportable Transactions                12

Exhibits:

  Consent of Independent Accountants                                13

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Trustees of the
ENSCO Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits, and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The additional information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICE WATERHOUSE LLP

Dallas, Texas
June 23, 1997






                                                   ENSCO SAVINGS PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                  AT DECEMBER 31, 1996


                                                                        Fund Information
                                       -------------------------------------------------------------------------
                                                      Blended
                                          Company      Stable                   Spectrum     Spectrum
                                          Stock        Value       Balanced     Income       Growth        Loan
                                          Fund         Fund        Fund         Fund         Fund          Fund        Total
                                        ----------   -----------   ---------   ----------   ----------   --------   ------------
1996
----

ASSETS:
  Receivables:
    Participant contributions. . . . .  $   13,463   $    16,402   $   5,493   $    5,951   $   12,540   $     -    $    53,849
    Employer contributions . . . . . .     707,495     1,838,286     269,318      284,572      542,724         -      3,642,395
  Investments, at fair value . . . . .   7,641,959             -   1,210,994    1,052,619    3,453,908         -     13,359,480
  Loans to participants. . . . . . . .           -             -           -            -            -    16,827         16,827
  Investments, at contract value:
    The Prudential Insurance Co. of
      America Investment Contract
      GA-6436. . . . . . . . . . . . .           -     7,755,397           -            -            -         -      7,755,397
    T. Rowe Price Stable Value
      Common Trust Fund. . . . . . . .           -     6,254,684           -            -            -         -      6,254,684
        Total investments. . . . . . .   7,641,959    14,010,081   1,210,994    1,052,619    3,453,908    16,827     27,386,388
          Total assets . . . . . . . .   8,362,917    15,864,769   1,485,805    1,343,142    4,009,172    16,827     31,082,632


LIABILITIES:
  Other payables . . . . . . . . . . .           -       141,091           -            -            -         -        141,091
          Total liabilities. . . . . .           -       141,091           -            -            -         -        141,091


NET ASSETS AVAILABLE FOR PLAN BENEFITS  $8,362,917   $15,723,678  $1,485,805   $1,343,142   $4,009,172   $16,827    $30,941,541
                                        ==========   ===========  ==========   ==========   ==========   =======    ===========

                         The accompanying notes are an integral part of these financial statements.




                                                    ENSCO SAVINGS PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                   AT DECEMBER 31, 1995

                                                                      Fund Information
                                         -----------------------------------------------------------------------
                                           Company    Blended                   Spectrum     Spectrum
                                           Stock      Stable Value   Balanced   Income       Growth       Loan
                                           Fund       Fund           Fund       Fund         Fund         Fund        Total
                                         ----------   ------------   --------   ---------   ----------   -------   -----------
1995
----
ASSETS:
  Receivables:
    Participant contributions. . . . .   $    6,941   $    20,390    $  2,620   $  5,995    $    7,514   $     -   $    43,460
    Employer contributions . . . . . .      171,513       960,062      56,699    117,601       166,306         -     1,472,181
  Investments, at fair value . . . . .    2,335,933             -     779,758    743,198     2,198,061         -     6,056,950
  Loans to participants. . . . . . . .            -             -           -          -             -    30,835        30,835
  Investments, at contract value:
    The Prudential Insurance Co. of
      America Investment Contract
      GA-6436  . . . . . . . . . . . .            -     9,927,635           -          -             -         -     9,927,635
    T. Rowe Price Stable Value
      Common Trust Fund. . . . . . . .            -     4,316,754           -          -             -         -     4,316,754
        Total investments. . . . . . .   $2,335,933    14,244,389     779,758    743,758     2,198,061    30,835    20,332,174
          Total assets . . . . . . . .   $2,514,387    15,224,841     839,077    866,794     2,371,881    30,835    21,847,815

LIABILITIES:
  Other payables . . . . . . . . . . .            -       103,755           -          -             -         -       103,755
          Total liabilities. . . . . .            -       103,755           -          -             -         -       103,755


NET ASSETS AVAILABLE FOR PLAN BENEFITS   $2,514,387   $15,121,086    $839,077   $866,794    $2,371,881   $30,835   $21,744,060
                                         ==========   ===========    ========   ========    ==========   =======   ===========


                           The accompanying notes are an integral part of these financial statements.




                                                       ENSCO SAVINGS PLAN

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                              FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                       Fund Information
                                           -----------------------------------------------------------------------
                                                         Blended
                                            Company      Stable                   Spectrum      Spectrum
                                            Stock        Value       Balanced     Income        Growth       Loan
                                            Fund         Fund        Fund         Fund          Fund         Fund       Total
                                           ----------  -----------  ----------   ----------    ----------   -------  -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Interest and dividends. . . . . . . . .   $        -  $   801,988  $   46,831   $   73,556    $  239,235   $ 1,653  $ 1,163,263
 Participant contributions . . . . . . .      426,698      873,326     196,963      249,911       421,452         -    2,168,350
 Employer contributions. . . . . . . . .    1,735,550    1,839,396     270,428      285,634       543,945         -    4,674,953
 Net appreciation (depreciation) in the
  fair value of investments. . . . . . .    3,687,099            -      92,918       (1,429)      288,584         -    4,067,172

      Total additions. . . . . . . . . .    5,849,347    3,514,710     607,140      607,672     1,493,216     1,653   12,073,738

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Distributions to participants . . . . .      357,184    2,273,566      26,952       77,968       140,587         -    2,876,257
NET INCREASE PRIOR TO INTERFUND
  TRANSFERS. . . . . . . . . . . . . . .    5,492,163    1,241,144     580,188      529,704     1,352,629     1,653    9,197,481

Interfund transfers. . . . . . . . . . .      356,367     (638,552)     66,540      (53,356)      284,662   (15,661)           -


NET ADDITIONS (DEDUCTIONS) . . . . . . .    5,848,530      602,592     646,728      476,348     1,637,291   (14,008)   9,197,481

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year . . . . . . . . . . .    2,514,387   15,121,086     839,077      866,794     2,371,881    30,835   21,744,060

 End of year . . . . . . . . . . . . . .   $8,362,917  $15,723,678  $1,485,805   $1,343,142    $4,009,172   $16,827  $30,941,541
                                           ==========  ===========  ==========   ==========    ==========   =======  ===========


                           The accompanying notes are an integral part of these financial statements.


                             ENSCO SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS

1.  PLAN ORGANIZATION AND DESCRIPTION

On May 15, 1991, Energy Service Company, Inc. established the Energy Service Company, Inc. Profit Sharing Plan. The Profit Sharing Plan was renamed the ENSCO Savings Plan (collectively referred to as "the Plan") in 1993. Effective December 31, 1993, the Penrod Thrift Plan was merged into the Plan. At the Annual Meeting of Stockholders held on May 23, 1995, the Stockholders approved a change of the company name from Energy Service Company, Inc. to ENSCO International Incorporated ("the Company"). On June 12, 1996, the Company acquired DUAL DRILLING COMPANY ("Dual"). Dual provided a deferred contribution plan to its employees, DUAL DRILLING COMPANY Employees' Tax Deferred/Thrift Savings Plan and Trust, which the Company anticipates merging into the Plan upon appropriate government and regulatory approval.

The Plan is a defined contribution plan established to provide a retirement benefit for employees through a Company profit sharing contribution and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation
-------------
Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company ("Savings Participants"). Eligible employees will automatically participate in the profit sharing feature of the Plan after completing a twelve-month period of service with the Company.

Former employees of Dual who accepted employment with the Company were eligible to enroll in the Plan on July 1, 1996 dependent upon their completion of three months combined service with Dual and the Company. After completing a twelve-month period of combined service with Dual and the Company, eligible employees will automatically participate in the profit sharing feature of the Plan to the extent of their proportionate compensation earned at the Company.

Contributions
-------------
Savings Participants may elect to make contributions to the Plan by salary deductions ("Savings Contributions"), which qualify for tax deferment under
Section 401(k) of the Internal Revenue Code ("the Code"). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant's compensation, or the annual dollar limitation set forth in
Section 402(g) of the Code  ($9,500 for the year ended December  31, 1996).

                                    -5-









Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions, which are made to the Company Stock Fund, are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year, limited to 6% of their compensation, as defined by the Plan document. The Company made Matching Contributions equal to 25% of the first 6% contributed by each individual participant through April 30, 1995. Effective May 1, 1995, the Company increased the matching percentage of the Plan participant's contributions as follows:

     Contribution Level                           Matching Percentage
     ------------------                           -------------------
     First  2% of participant contribution                100 %
     Second 2% of participant contribution                 50 %
     Third  2% of participant contribution                 25 %

Total Matching Contributions for the year ended December 31, 1996 amounted to $1.1 million.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions in either cash or in the Company's common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. At December 31, 1996, the Plan recorded a receivable from the Company in the amount of $3.6 million related to the 1996 Profit Sharing Contribution which was paid in March 1997.

The Plan limits the sum of a participant's annual Matching Contribution and Profit Sharing Contribution ("Company Contributions") to the lesser of $30,000 or 25% of the Plan participant's compensation. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").

Plan Administration
-------------------
Texas Commerce Bank served as the investment manager for the Plan's trust fund and executed all investment transactions through January 2, 1995, On January 3, 1995, Texas Commerce Bank transferred all funds to T. Rowe Price to serve as the new investment manager for the Plan's trust fund and execute all investment actions. The assets held by The Prudential Insurance Co. of America Investment Contract GA-6436, ("Prudential") are from a previously merged plan and in accordance with the fund's contract, Prudential began transferring the Guaranteed Interest Fund to T. Rowe Price in 60 consecutive installments. Recordkeeping responsibilities have been maintained by T. Rowe Price during all of 1995 and 1996.


Vesting
-------
A Plan participant's Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company or combined service with Dual and the Company, as follows:

          Completed years of service              Vested percentage
          --------------------------              -----------------
             Less than two years                           0 %
             Two years                                    20 %
             Three years                                  40 %
             Four years                                   60 %
             Five years                                   80 %
             Six or more years                           100 %

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing account balance upon certain events, including death or disability, attaining the age of 60, or a full or partial termination of the Plan. A Plan participant's Savings Contribution account balance and Rollover Contribution account balance is fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited ("forfeitures") to the Plan and may be used to reduce the amount of Matching Contributions and Profit Sharing Contributions due or administrative expenses to be paid by the Company. At December 31, 1996 and 1995, the Plan had forfeiture balances of $141,091 and $103,755, respectively, which were reported as Other Liabilities in the Statement of Net Assets Available for Plan Benefits.

Distributions
-------------
Distributions of a Plan participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service regulations.

At December 31, 1995, the Plan's net assets included approximately $330,000 for amounts allocated to the accounts of persons who had elected to withdraw from the Plan but had not yet been paid. At December 31, 1996, all persons had been paid who elected to withdraw from the Plan.

Investments
-----------
The Plan allows participants to invest among a number of different investment choices. The following are descriptions of the investment choices in the Plan:




    "The Company Stock Fund" - The objective is to provide long-term growth of capital by investing in ENSCO International Incorporated common stock.

    "The Blended Stable Value Fund" - The objective is to provide principal stability and a high level of monthly income by investing in an investment contract issued by an insurance company and the T. Rowe Price Stable Value Common Trust Fund which invests in investment contracts issued by insurance companies and banks.

    "The Balanced Fund" - The objective is to provide long-term capital appreciation, current income and capital preservation by investing in a balanced mix of common stocks and fixed income securities.

    "The Spectrum Income Fund" - The objective is to provide a high level of current income by investing in a managed mix of domestic bank funds, an international bond fund and an income-oriented stock fund.

    "The Spectrum Growth Fund" - The objective is to provide long-term growth of capital and current income by investing in a managed mix of domestic stock funds, an international stock fund and a money market fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting
--------------------
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments and Investment Income
---------------------------------
The Plan's investments are stated at fair value, except for the Blended Stable Value Fund which is stated at contract value (Note 3). The Plan's investments are principally comprised of mutual funds, debt and equity securities and the Company's common stock. The fair value of the Plan's investments is determined by T. Rowe Price and is based on quoted market prices.

Purchases and sales of securities and the Company's common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Distributions
-------------
Distributions are recorded when paid.


Loans
-----
A loan program was available to all employees participating in the former Penrod Thrift Plan. Participants of this merged plan were no longer able to negotiate new loans as of December 31, 1993. Existing loans will continue under their current terms. The loans generally are required to be repaid within five years except for loans used to acquire the principal residence of the participant.

The interest rate on a loan was based on the prevailing interest rates charged on similarly secured personal loans by persons in the business of lending money in the same geographic region in which the prior merged plan was administered.

T. Rowe Price assumed administration of the loan program from Prudential. As security for the loan, the participant's Blended Stable Value Fund balance is reduced for the purposes of withdrawals, transfers and annuity amounts, by an amount equal to the outstanding loan balance.

Pervasiveness of Estimates
--------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3.   INVESTMENT CONTRACTS

The Blended Stable Value Fund invests in an investment contract issued by Prudential and in a common trust fund which invests in investment contracts issued by insurance companies and banks. The Blended Stable Value Fund credited participant accounts at rates of interest ranging from 5.7% to 6.7% and 5.7% to 6.0% on the Prudential investment contract and the T. Rowe Price Stable Value Common Trust Fund, respectively, during 1996. The
Blended Stable Value Fund is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made plus credited interest, less Plan withdrawals.




4.   PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan's net assets are identified as follows:

                                                        December 31,
                                                ---------------------------
                                                   1996            1995
                                                -----------     -----------

     Investment at Fair Value as Determined by
     Quoted Market Price

       Mutual Funds:
         Spectrum Growth Fund, 228,282 and
           162,940 units, respectively          $ 3,453,908     $ 2,198,061
         Other                                    2,280,440       1,553,791

       Common Stock:
         ENSCO International Incorporated,
           157,566 and 101,562 shares,
           respectively                           7,641,959       2,335,933
                                                -----------     -----------
                                                 13,376,307       6,087,785

     Investments at Contract Value

       Blended Stable Value Fund                 14,010,081      14,244,389
                                                -----------     -----------

     Total Investments                          $27,386,388     $20,332,174
                                                ===========     ===========




5.  ADMINISTRATIVE FEES

The Plan has no employees. During 1996 the Company paid $58,760 for the administrative costs of the Plan. The Company and the Plan paid $58,516 for administrative costs of the Plan in 1995.

6.  EXCESS CONTRIBUTIONS

Net assets available for Plan benefits at December 31, 1996 and 1995 include $19,406 and $53,141, respectively, of amounts to be refunded from the Plan to certain highly compensated employees due to contributions which exceeded the discrimination limits under Internal Revenue Code ("IRC")
Section 401(k). The 1995 excess contributions were refunded in March 1996. The 1996 excess contributions will be refunded to the applicable highly compensated employees and the associated excise taxes will be paid by the Company by July 1997.

7.  TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under
Section 501(a). An IRS determination letter dated September 21, 1995 was received for the Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

8.  SUBSEQUENT EVENTS

Effective January 1, 1997, the Company's Matching Contribution to active participant employee accounts will increase to 100% of the first 3% of eligible compensation and 50% of the next 3%. Additionally, effective on January 1, 1997, the entry date with respect to an eligible employee's ability to make 401(k) contributions will be the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Formerly, the entry date an eligible employee was permitted to begin making 401(k) contributions was on January 1 or July 1.














                                                                                                       Additional Information
                                                                                                                   Schedule I
                                                        ENSCO SAVINGS PLAN

                             Item 27a (Form 5500) - Schedule of Assets Held for Investment Purposes

                                                      at December 31, 1996


                                                          Description of investment
                                  -----------------------------------------------------------------------
Identity of issue or                                            Rate of          Units                         Current
party involved                    Description of investment     interest         or shares      Cost           value
-------------------------------   -------------------------    --------------    ---------    -----------      -----------

T. Rowe Price:

  Blended Stable Value Fund:
   *The Prudential Insurance
     Co. of America Investment    GIC                          5.7%  -  6.7%            -     $ 7,755,397      $ 7,755,397
   *T. Rowe Price Stable
     Value Common Trust Fund      GIC                          5.7%  -  6.0%            -       6,254,684        6,254,684
 *Balanced Fund                   Mutual Fund                        -             83,632       1,042,818        1,210,994
 *Spectrum Income Fund            Mutual Fund                        -             93,984       1,004,901        1,052,619
 *Spectrum Growth Fund            Mutual Fund                        -            228,282       2,922,936        3,453,908
                                                                                               18,980,736       19,727,602

Employer securities:              ENSCO International
 *ENSCO International             Incorporated Common Stock          -            157,566       3,428,218        7,641,959
   Incorporated

*Loan Fund                        Participant Loans            7.0%  - 10.0%                            -           16,827
                                                                                              -----------      -----------
                                                                                              $22,408,954      $27,386,388
                                                                                              ===========      ===========






*  Party-in interest.



                                                                                                       Additional Information
                                                                                                                  Schedule II
                                                        ENSCO SAVINGS PLAN

                         Item 27d (Form 5500) - Schedule of Reportable Transactions (in the Aggregate)

                                                  Year Ended December 31, 1996


                                                                                                          Market
                                                                                                          value on
Identity of party         Description           Purchase      Selling     Lease     Expense   Cost of     transaction   Net
involved                  of transaction        price         price       rental    incurred  asset       date          gain
------------------------  ------------------    ----------    ----------  ------    --------  ----------  -----------   --------

T. Rowe Price Stable      Purchase of shares    $2,635,900                                                $2,635,900
Value Common Trust Fund   Sales of shares                     $2,940,916                      $2,940,926   2,940,916           -

T. Rowe Price             Purchase of shares     1,207,108                                                 1,207,108
Spectrum Growth Fund      Sales of shares                        239,844                         205,804     239,844    $ 34,040

ENSCO International       Purchase of shares     2,320,712                                                 2,320,712
Incorporated              Sales of shares                        701,785                         412,935     701,785     288,850










